SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549


                            FORM 6-K

                 Report of Foreign Private Issuer
               Pursuant to Rule 13a-16 or 15d-16 of
               the Securities Exchange Act of 1934

                 For the month of April, 2005

                Commission File Number 1-10928

                 INTERTAPE POLMER GROUP INC.

110E Montee de Liesse, St. Laurent, Quebec, Canada, H4T 1N4

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

         Form 20-F                              Form 40-F          X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __________

Indicate by check mark whether by furnishing the information contained in this
 Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

           Yes                                       No           X

If "Yes" is marked, indicate below the file number assigned to the registrant
in connection with Rule 12g3-2(b):    82-______

The Information contained in this Report is incorporated by reference into Registration Statement No. 333-109944



SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                INTERTAPE POLYMER GROUP INC.



Date:  April 29, 2005           By:  /s/Andrew M. Archibald
                                     Andrew M. Archibald, C.A.,
                                     Chief Financial Officer & Secretary

2005 FIRST QUARTERLY REPORT
INTERTAPE POLYMER GROUP (TM)
(LOGO)(TM)

April 29, 2005

This Management's Discussion and Analysis ("MD&A") supplements the consolidated financial statements and related notes for the three months ended March 31, 2005. Except where otherwise indicated, all financial information reflected herein is prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and is expressed in US dollars.

OVERVIEW

Intertape Polymer Group Inc. (the "Company" or "IPG") experienced a 15.8% increase in sales for the three months ended March 31, 2005 as compared to
the corresponding period in 2004.   Earnings for the three months ended
March 31, 2005 were $0.15 per share, both basic and diluted, as compared to earnings of $0.06 per share, both basic and diluted, for the same period in 2004. Excluding the manufacturing facility closure costs and related tax benefits, earnings for the three months ended March 31, 2005 were $0.16 per share, both basic and diluted.

The increase in net earnings for 2005 compared to 2004 was due to several factors, including increased sales volumes, sales price increases, lower manufacturing costs due in part to the manufacturing facility closures announced in the fourth quarter of 2004 and lower financing expenses as a result of the debt refinancing completed in August 2004.
An explosion occurred the night of March 30, 2005 in an external steam generation unit at the Company's manufacturing facility in Columbia, South Carolina. Regrettably, one of the Company's employees was killed in the explosion. The plant remained closed in whole or in part for five days during which the accident investigation commenced, electrical power was restored, the damage to the facility was repaired and employees were provided counseling. The results of the investigation, being performed by several government agencies, are not known at this date. In assessing the financial impact of the accident, the Company's preliminary assessment is that no loss provision is required, and the Company should incur only applicable insurance policy deductibles.

Except as discussed under the captions "Sales" and "Gross Profit and Gross Margin" below, economic and industrial factors during the first quarter of 2005 were substantially unchanged from December 31, 2004.

RESULTS OF OPERATIONS

SALES

Sales for the first quarter of 2005 were $187.7 million, an increase of 15.8% over the first quarter of 2004 sales of $162.1 million. The increase includes approximately 4.0% of volume growth and the balance is due to sales price increases.

The Company and the industry as a whole are experiencing a shortage of synthetic rubber, an essential ingredient in the formulation of some of the Company's tape adhesives. The shortage is expected to continue through the summer and possibly into next year, until additional capacity becomes available. As a result, the Company is unable to supply selected tapes at levels that meet all of its customers' demand. Fortunately, the Company is uniquely positioned with its broad assortment of products to satisfy some of its customers' demand with alternative products not currently experiencing raw material shortages. The cost of synthetic rubber has also increased substantially during the first quarter of 2005, but to date, the Company has been able to recover the higher cost through sales price increases. Despite the raw material shortage, the Company believes that it can achieve sales for 2005 in the range of $775 million to $790 million due to its broad range of products and the sales price increases it has implemented in recent months.

GROSS PROFIT AND GROSS MARGIN

Gross profit for the first quarter of 2005 totaled $39.0 million at a gross margin of 20.8%, as compared to gross profit of $32.1 million for the
first quarter of 2004 at a gross margin of 19.8%.   The margin improvement
in the first quarter of 2005 as compared to the first quarter of 2004 was due to higher selling prices in 2005, lower manufacturing costs in the first quarter of 2005, in part as a result of the closure of two manufacturing facilities in the fourth quarter of 2004, and an absence of some of the production difficulties encountered in the first quarter of 2004.

SELLING, GENERAL AND ADMINSTRATIVE EXPENSES

Selling, general and administrative expenses were $23.9 million for the first quarter of 2005 (12.7% of sales), compared to $22.3 million for the first quarter of 2004 (13.8% of sales).

STOCK-BASED COMPENSATION EXPENSE

Stock-based compensation expense for the first quarter of 2005 was $0.5 million compared to $0.1 million in the first quarter of 2004. The increase in stock-based compensation expense is attributable to the increasing number of stock option grants being expensed in accordance with the fair value method of accounting adopted by the Company in 2003.

OPERATING PROFIT

Operating profit is not a financial measure under GAAP in Canada or the United States. The Company's Management uses operating profit to measure and evaluate the profit contributions of the Company's product offerings as well as the contribution by channel of distribution.

Because "operating profit" is a non-GAAP financial measure, companies may present similar titled items determined with differing adjustments. Presented below is a table reconciling this non-GAAP financial measure with the most comparable GAAP measurement. The reader is encouraged to review this reconciliation. Operating profit is defined by the Company as gross profit less selling, general and administrative expenses and stock-based compensation expense.

Operating Profit Reconciliation
(in millions of US dollars)

For the three months ended March 31,                  2005            2004
___________________________________________   ____________    ____________
                                                         $               $
Gross Profit                                          39.0            32.1
Less:  SG&A Expense                                   23.9            22.3
Less:  Stock-Based Compensation                        0.5             0.1
                                              ____________    ____________
Operating Profit                                      14.6             9.7
                                              ____________    ____________
                                              ____________    ____________


Operating profit was $14.6 million for the first quarter of 2005, compared to $9.7 million for the first quarter of 2004. The 50.7% increase in the first quarter of 2005 over the corresponding amount in 2004 was the result of increased sales and improved gross margin.

FINANCIAL EXPENSES

Financial expenses for the first quarter of 2005 were $5.6 million compared to $6.8 million in the first quarter of 2004, a 16.5% reduction. The decrease in financial expenses is the result of refinancing virtually all of the Company's indebtedness in August 2004. The refinancing resulted in lower interest costs (at current interest rate levels) despite increasing the Company's indebtedness. The Company increased its indebtedness in part to pay the costs of the refinancing and in part to provide cash for general corporate purposes.

FACILITY RATIONALIZATIONS

In the fourth quarter of 2004, as part of the Company's on-going review of the efficiency and effectiveness of its production and distribution network, the Company announced and substantially completed the closure of two of its manufacturing facilities located in Cumming, Georgia and Montreal, Quebec, as well as its distribution center located in Cumming, Georgia. The total estimated cost for these closures is $8.7 million, of which $7.4 million was recorded in the fourth quarter of 2004. The Company estimates total one-time charges for facility closures to approximate $1.3 million during 2005, of which $0.6 million was incurred during the three months ended March 31, 2005.

EBITDA

A reconciliation of the Company's EBITDA and adjusted EBITDA, non-GAAP financial measures, to GAAP net earnings is set out in the EBITDA reconciliation table below. EBITDA should not be construed as earnings before income taxes, net earnings or cash from operating activities as determined by GAAP. The Company defines EBITDA as net income before (i) income taxes;
(ii) financial expenses, net of amortization; (iii) amortization of other intangibles and capitalized software costs; and (iv) depreciation. Adjusted EBITDA is defined as EBITDA before manufacturing facility closure costs. Other companies in our industry may calculate EBITDA and Adjusted EBITDA differently than we do. EBITDA and Adjusted EBITDA are not measurements of financial performance under GAAP and should not be considered as alternatives to cash flow from operating activities or as alternatives to net income as indicators of our operating performance or any other measures of performance derived in accordance with GAAP. The Company has included these non-GAAP financial measures because it believes that it permits investors to make a more meaningful comparison of IPG's performance between periods presented. In addition, the Company's covenants contained in the loan agreement with its lenders require certain debt to Adjusted EBITDA ratios be maintained, thus EBITDA and Adjusted EBITDA are used by Management and the Company's lenders in evaluating the Company's performance.


EBITDA Reconciliation to Net Earnings
(in millions of US dollars)

For the three months ended March 31,               2005              2004
                                         ______________     _____________
                                                      $                 $

Net earnings - As Reported                          6.0	              2.3
Add back (deduct):
  Financial expenses, net of amortization           5.3               6.3
  Income taxes                                      1.3              (0.3)
  Depreciation and amortization                     7.9               7.1
                                         ______________     _____________
EBITDA                                             20.5              15.4
  Manufacturing facility closure costs              0.6                 -
                                         ______________     _____________
Adjusted EBITDA                                    21.1              15.4
                                         ______________     _____________
                                         ______________     _____________


INCOME TAXES

The Company is subject to income taxation in multiple tax jurisdictions around the world. As a result, the Company's effective income tax rate fluctuates depending upon the geographic source of its earnings. The Company's effective income tax rate is also impacted by tax planning strategies that the Company implements. The Company estimates its annual effective income tax rate and utilizes that rate in its quarterly financial statements. For the three months ended March 31, 2005, the Company has an estimated effective income tax rate of approximately 18.2% compared to an estimated effective income tax rate of approximately (14.1)% for the three months ended March 31, 2004.

NET EARNINGS

Net earnings for the first quarter of 2005 were $6.0 million or $0.15 per share, both basic and diluted, compared to net earnings of $2.3 million or $0.06 per share, both basic and diluted for the first quarter of 2004.

Excluding manufacturing facility closure costs and related tax benefits, adjusted net earnings for the three months ended were $6.4 million or $0.16 per share, both basic and diluted. A reconciliation of the Company's adjusted net earnings is set out in the table below:


Reconciliation of Net Earnings to Adjusted Net Earnings
(in millions of US dollars)

For the three months ended March 31,               2005              2004
                                         ______________     _____________
                                                      $                 $
Net earnings - As reported                          6.0               2.3
Add back:
  Manufacturing facility closure costs
  (after-tax)                                       0.4                 -
                                         ______________     _____________
Adjusted net earnings                               6.4               2.3
                                         ______________     _____________
                                         ______________     _____________


FINANCIAL POSITION

Trade receivables increased $11.7 million between December 31, 2004 and March 31, 2005. The increase is primarily due to the higher level of sales as well as higher selling prices for the month of March 2005 compared to the month of December 2004. Aside from the trade receivables, other current assets were substantially unchanged between December 31, 2004 and March 31, 2005. Current liabilities increased by $3.3 million between December 31, 2004 and March 31, 2005 due to $5.0 million in borrowings under the Company's revolving credit facilities.

Property, plant and equipment, net of accumulated depreciation and amortization, decreased by $3.7 million in the first quarter of 2005 due to depreciation and amortization in excess of capital expenditures for the period.

OFF-BALANCE SHEET ARRANGEMENTS AND RELATED PARTY TRANSACTIONS

The Company maintains no off-balance sheet arrangements and is not a party to any related party transactions.

LIQUIDITY AND CAPITAL RESOURCES

Cash from operations before changes in non-cash working capital items was $15.6 million for the first quarter of 2005 compared to $8.6 million for the first quarter of 2004. Changes in non-cash working capital items required $17.5 million in cash flows for the three months ended March 31, 2005 compared to using $2.3 million in cash during the same three month period in 2004 before changes in non-cash items.

The improved cash flow from operating activities before changes in non-cash working capital items in the first quarter of 2005 compared to the first quarter of 2004 is the result of improved profitability.

Cash flows used in investing activities was $6.2 million in the first three months of 2005 compared to using $11.9 million in cash in the first three months of 2004. The decrease was due to the $5.5 million used to acquire the duct and masking tape operations of tesa tape, inc. during the first quarter of 2004.

The Company increased total indebtedness during the three months ended March 31, 2005 by $4.5 million to finance investing activities in excess of cash flows from operations. Total indebtedness increased during the three months ended March 31, 2004 by $5.7 million for the same reason.

The Company's cash liquidity is influenced by several factors, the most significant of which is the Company's level of inventory investment. The Company periodically increases its inventory levels when business conditions suggest that it is in the Company's best interest to do so, such as buying opportunities to mitigate the impact of rising new material costs. The Company does not expect these higher inventory investments to continue indefinitely, but until the circumstances reverse themselves, the Company believes it has adequate cash and credit available to support these strategies. Further, the Company believes that it has the ability to generate sufficient working capital, both long and short term, to meet the requirements of its day-to-day operations, given its operating margins and projected budgets.

BANK INDEBTEDNESS AND CREDIT FACILITIES

The Company maintains a US$65.0 million five-year revolving credit facility available in US dollars and a US$10.0 million five-year revolving credit facility available in Canadian dollars. At March 31, 2005, the Company had borrowed $9.4 million under its US$65.0 million revolving credit facility, including $4.4 million in letters of credit. No amounts were borrowed under the revolving credit facilities at December 31, 2004 except for $3.8 million in letters of credit. When added with the cash on-hand, cash equivalents and temporary investments, the Company's cash and credit availability, subject to covenant restrictions, totaled $84.2 million at March 31, 2005 compared to $93.6 million at December 31, 2004.

CONTRACTUAL OBLIGATIONS

At March 31, 2005, there were no material changes in the contractual obligations set forth in the Company's 2004 Annual Report that were outside the ordinary course of the Company's business.

CAPITAL STOCK

As at March 31, 2005 there were 41,237,711 common shares of the Company outstanding.

During the first quarter of 2005, employees exercised 750 stock options worth $2,925. During the first quarter of 2004, employees exercised 115,125 stock options worth $970,000.

During November 2004, the Company announced that it had registered a Normal Course Issuer Bid in Canada, under which the Company is authorized to repurchase for cancellation up to 5.0% of its outstanding common shares. In the first quarter of 2005, there were no shares purchased for cancellation.

CURRENCY RISK

The Company is subject to currency risks through its Canadian and European operations. Changes in the exchange rates may result in decreases or increases in the foreign exchange gains or losses. The Company does not use derivative instruments to reduce its exposure to foreign currency risk, as historically these risks have not been significant.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the recorded amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the recorded amounts of revenues and expenses during the reporting period. On an on-going basis, management reviews its estimates, including those relating to the allowance for doubtful accounts, reserve for slow moving and unmarketable inventories and income taxes based on currently available information. Actual results may differ from those estimates.

The discussion on the methodology and assumptions underlying these critical accounting estimates, their effect on the Company's results of operations and financial position for the year ended December 31, 2004 can be found in the Company's 2004 Annual Report and have not materially changed since that date.

SUMMARY OF QUARTERLY RESULTS

A table of Consolidated Quarterly Statements of Earnings for the eight most recent quarters can be found at the end of this MD&A.

DISCLOSURE REQUIRED BY THE NEW YORK STOCK EXCHANGE

A summary of the significant ways that the governance of the Company differs from that of a US listed company is available on the Company's website at www.intertapepolymer.com under "Investor Relations."

ADDITIONAL INFORMATION

Additional information relating to IPG, including its Annual Information Form is filed on SEDAR at www.sedar.com in Canada and on EDGAR at www.sec.gov in the U.S.

FORWARD-LOOKING STATEMENTS

Certain statements and information set forth in this Quarterly Report, including statements regarding the business and anticipated financial performance of the Company, constitute "forward-looking statements" within the meaning of the Federal Private Securities Litigation Reform Act of
1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied in such forward-looking statements. Forward-looking statements include, but are not limited to, statements regarding the Company's cost savings from its consolidation efforts, projected sales and earnings, the success of new products, the Company's product mix, and future financing plans. Forward-looking statements can be identified in some cases by terms such as "may", "should", "could", "intends", "anticipates", "potential", and similar expressions intended to identify forward-looking statements. These statements, which reflect our current views regarding future events, are based on assumptions and subject to risks and uncertainties.

Among the factors that could cause actual results to differ from the forward-looking statements include, but are not limited to, inflation and general economic conditions, changes in the level of demand for the Company's products, competitive pricing pressures, general market trends, failure to achieve planned cost savings associated with consolidation, restrictions and limitations placed on the Company by its debt instruments, international risks including exchange rate fluctuations, trade disruptions, and political instability of foreign markets that we produce in or purchase materials from, and the availability and price of raw materials.

This Quarterly Report contains certain non-GAAP financial measures as defined under SEC rules, including operating profit, EBITDA, and adjusted EBITDA. The Company believes such non-GAAP financials measures improve the transparency of the Company's disclosure, provide a meaningful presentation of the Company's results from its core business operations, excluding the impact of items not related to the Company's ongoing core business operations, and improve the period-to-period comparability of the Company's results from its core business operations. As required by SEC rules, the Company has provided reconciliations of those measures to the most directly comparable GAAP measures.

Additional discussion of factors that could cause actual results to differ materially from management's projections, estimates and expectations is contained in the Company's SEC filings. These and other factors should be considered carefully and undue reliance should not be placed on forward-looking statements. The Company undertakes no duty to update its forward-looking statements, including its sales and earnings outlook, other than as required under applicable law.

This Quarterly Report contains certain non-GAAP financial measures, including operating profit and EBITDA. The Company has included these non-GAAP financial measures because it believes they provide investors with a more meaningful period-to-period comparison of the Company's performance. Further, EBITDA is used by IPG's Management, lenders and noteholders to evaluate the Company's performance. IPG has included in this Quarterly Report reconciliations of non-GAAP financial measures to the most directly comparable GAAP measures as required by the Securities and Exchange Commission.

INTERTAPE POLYMER GROUP INC.
CONSOLIDATED QUARTERLY STATEMENTS OF EARNINGS

Three months ended
(in thousands of US dollars, except per share amounts)
(Unaudited)

__________________________________________________________________________________
                          March 31,    December 31,     September 30,     June 30,
                               2005            2004              2004         2004
                         __________  ______________   _______________  ___________
                                  $               $                 $            $
Sales                       187,697         180,744           177,671      171,934
Cost of sales               148,649         144,689           140,480      134,097
                         __________  ______________   _______________  ___________
Gross Profit                 39,048          36,055            37,191       37,837

Selling, general and
  administrative expenses    23,917          25,799            23,327       22,793
Stock-based compensation
  expense                       455             355               270          351
Research and development      1,011             997             1,121        1,153
Financial expenses            5,649           4,302             5,948        7,235
Refinancing expense                                            30,444
Manufacturing facility
  closure costs                 644           7,386
                         __________  ______________   _______________  ___________
                             31,676          38,839            61,110       31,532

Earnings(loss)before
  income taxes                7,372          (2,784)          (23,919)       6,305
Income taxes (recovery)       1,339         (20,455)           (9,664)         654
                         __________  ______________   _______________  ___________
Net earnings (loss)           6,033          17,671           (14,255)       5,651
                         __________  ______________   _______________  ___________

Earnings(loss)per share
Cdn GAAP - Basic - US $        0.15            0.43             (0.35)         0.14
Cdn GAAP - Diluted - US $      0.15            0.43             (0.35)         0.14
US GAAP - Basic - US $         0.15            0.43             (0.35)         0.14
US GAAP - Diluted - US $       0.15            0.43             (0.35)         0.14

Weighted average number of
  shares outstanding
Cdn GAAP - Basic         41,237,461      41,273,840        41,285,161   41,215,111
Cdn GAAP - Diluted       41,444,870      41,468,992        41,285,161   41,396,403
US GAAP -Basic           41,237,461      41,273,840        41,285,161   41,215,111
US GAAP - Diluted        41,444,870      41,468,992        41,285,161   41,396,403



__________________________________________________________________________________
                          March 31,    December 31,     September 30,     June 30,
                               2004            2003              2003         2003
                         __________  ______________   _______________  ___________
                                  $               $                 $            $
Sales                       162,100         157,682           159,798      150,249
Cost of sales               129,986         122,975           123,489      116,166
                         __________  ______________   _______________  ___________
Gross Profit                 32,114          34,707            36,309       34,083

Selling, general and
  administrative expenses    22,307          24,843            22,264       20,830
Stock-based compensation
  expense                        70             130
Research and development        962             212             1,080        1,086
Financial expenses            6,768           5,587             7,409        7,825
Refinancing expense
Manufacturing facility
  closure costs                               3,005
                         __________  ______________   _______________  ___________
                             30,107          33,777            30,753       29,741

Earnings(loss)before
  income taxes                2,007             930             5,556        4,342
Income taxes (recovery)        (284)         (4,244)             (643)         439
                         __________  ______________   _______________  ___________
Net earnings (loss)           2,291           5,174             6,199        3,903
                         __________  ______________   _______________  ___________

Earnings(loss)per share
Cdn GAAP - Basic - US $        0.06            0.13              0.18        0.12
Cdn GAAP - Diluted - US $      0.06            0.13              0.18        0.12
US GAAP - Basic - US $         0.06            0.13              0.18        0.12
US GAAP - Diluted - US $       0.06            0.13              0.18        0.12

Weighted average number of
 shares outstanding
Cdn GAAP - Basic         40,971,739      40,870,426        35,302,174   33,832,527
Cdn GAAP - Diluted       41,528,581      41,225,776        35,397,800   33,912,232
US GAAP -Basic           40,971,739      40,870,426        35,302,174   33,832,527
US GAAP - Diluted        41,528,581      41,225,776        35,397,800   33,912,232


Intertape Polymer Group Inc.
Consolidated Earnings
Three month ended
(In thousands of US dollars, except per share amounts)

---------------------------------------------------------------------
                                                      March 31,
---------------------------------------------------------------------
                                                  2005         2004
---------------------------------------------------------------------
                                                     $            $

Sales                                          187,697      162,100
Cost of sales                                  148,649      129,986
---------------------------------------------------------------------
Gross profit                                    39,048       32,114
---------------------------------------------------------------------

Selling, general and administrative expenses    23,917       22,307
Stock-based compensation expense                   455           70
Research and development                         1,011          962
Financial expenses                               5,649        6,768
Manufacturing facility closure costs               644
--------------------------------------------------------------------
                                                31,676       30,107
---------------------------------------------------------------------
Earnings before income taxes                     7,372        2,007
Income taxes (recovery)                          1,339         (284)
---------------------------------------------------------------------
Net earnings                                     6,033        2,291
---------------------------------------------------------------------
---------------------------------------------------------------------

Earnings per share
  Basic                                           0.15         0.06
---------------------------------------------------------------------
---------------------------------------------------------------------

  Diluted                                         0.15         0.06
---------------------------------------------------------------------
---------------------------------------------------------------------


Consolidated Retained Earnings
Three months ended
(In thousands of US dollars)
---------------------------------------------------------------------
                                                      March 31,
---------------------------------------------------------------------
                                                  2005         2004
---------------------------------------------------------------------
                                                     $            $
Balance, beginning of year                      79,609       68,291
Net earnings                                     6,033        2,291
---------------------------------------------------------------------
Balance, end of period                          85,642       70,582
---------------------------------------------------------------------
---------------------------------------------------------------------

The accompanying notes are an integral part of the consolidated financial statements.

Intertape Polymer Group Inc.
Consolidated Balance Sheets
As at
(In thousands of US dollars)


                                 March 31,    March 31,  December 31,
                                     2005         2004          2004
                               (Unaudited)  (Unaudited)     (Audited)
---------------------------------------------------------------------
                                        $            $             $
ASSETS
Current assets
  Cash and cash equivalents        18,083                     21,882
  Temporary investment                493                        497
  Trade receivables,
   net of allowance for
   doubtful accounts of $4,139
   ($4,102 in March 2004,
   $4,065 in December 2004)       113,283       99,320       101,628
  Other receivables                13,384       11,364        13,381
  Inventories                      93,589       70,383        90,677
  Parts and supplies               13,908       13,344        13,618
  Prepaid expenses                  8,100        6,820         7,788
  Future income tax assets          1,509        2,682         1,509
---------------------------------------------------------------------
                                  262,349      203,913       250,980
Property, plant and equipment     348,955      362,066       352,610
Other assets                       16,983       12,928        16,474
Future income taxes                35,220        4,700        36,689
Goodwill                          180,004      176,953       179,958
---------------------------------------------------------------------
                                  843,511      760,560       836,711
---------------------------------------------------------------------
LIABILITIES
Current liabilities
  Bank indebtedness                 5,000       18,922
  Accounts payable and
   accrued liabilities             96,197      102,072        97,849
  Instalments on long-term debt     2,995       34,036         3,032
---------------------------------------------------------------------
                                  104,192      155,030       100,881
Long-term debt                    330,541      225,936       331,095
Other liabilities                     435          530           435
---------------------------------------------------------------------
                                  435,168      381,496       432,411
---------------------------------------------------------------------

SHAREHOLDERS' EQUITY
Capital stock                     289,183      287,811       289,180
Contributed surplus                 4,781        3,220         4,326
Retained earnings                  85,642       70,582        79,609
Accumulated currency
 translation adjustments           28,737       17,451        31,185
---------------------------------------------------------------------
                                  408,343      379,064       404,300
---------------------------------------------------------------------
                                  843,511      760,560       836,711
---------------------------------------------------------------------
---------------------------------------------------------------------

The accompanying notes are an integral part of the consolidated financial statements.

Intertape Polymer Group Inc.
Consolidated Cash Flows
Three months ended
(In thousands of US dollars)
(Unaudited)

                                    March 31, 2005     March 31, 2004
---------------------------------------------------------------------
                                                 $                $
OPERATING ACTIVITIES
Net earnings                                 6,033            2,291
Non-cash items
  Depreciation and amortization              7,908            7,123
  Other non-cash charges in connection
    with facility closures                      46
  Future income taxes                        1,169            (896)
  Stock-based compensation expense             455              70
---------------------------------------------------------------------
Cash flows from operations
 before changes in non-cash
 working capital items                      15,611           8,588
---------------------------------------------------------------------
Changes in non-cash working capital items
  Trade receivables                        (11,901)        (10,085)
  Other receivables                            (65)            487
  Inventories                               (3,197)           (512)
  Parts and supplies                          (313)           (191)
  Prepaid expenses                            (317)          1,101
  Accounts payable and accrued liabilities  (1,669)          6,938
---------------------------------------------------------------------
                                           (17,462)         (2,262)
---------------------------------------------------------------------
Cash flows from operating activities        (1,851)          6,326
---------------------------------------------------------------------
INVESTING ACTIVITIES
Property, plant and equipment               (4,989)         (5,820)
Business acquisition                                        (5,500)
Other assets                                  (921)           (563)
Goodwill                                      (300)
---------------------------------------------------------------------
Cash flows from investing activities        (6,210)        (11,883)
---------------------------------------------------------------------
FINANCING ACTIVITIES
Net change in bank indebtedness              5,000           4,933
Issue of long-term debt                                        787
Repayment of long-term debt                   (539)
Issue of common shares                           3             970
---------------------------------------------------------------------
Cash flows from financing activities         4,464           6,690
---------------------------------------------------------------------
Net increase (decrease) in cash position    (3,597)          1,133
Effect of currency translation adjustments    (202)         (1,133)
Cash, beginning of period                   21,882               -
---------------------------------------------------------------------
Cash, end of period                         18,083               -
---------------------------------------------------------------------
---------------------------------------------------------------------

The accompanying notes are an integral part of the consolidated financial statements.

NOTE 1.
Basis of Presentation

In the opinion of management, the accompanying unaudited interim consolidated financial statements, prepared in accordance with Canadian generally accepted accounting principles, contain all adjustments necessary to present fairly Intertape Polymer Group Inc.'s ("IPG" or the "Company") financial position as at March 31, 2005 and 2004, as well as its results of operations and its cash flows for the three months ended March 31, 2005 and 2004.

These unaudited interim consolidated financial statements and notes should be read in conjunction with IPG's annual consolidated financial statements.

These unaudited interim consolidated financial statements and notes follow the same accounting policies as the most recent annual consolidated financial statements.

NOTE 2.
Earnings per Share

The following table provides a reconciliation between basic and diluted earnings per share:

In thousands of US dollars
(Except per share amounts)
                                                      March 31,
For the three months ended                           2005              2004
_______________________________________   _______________   _______________
                                                        $                 $
Net earnings applicable to common shares            6,033             2,291

Weighted average number of common shares
  outstanding (000's)                              41,237            40,972

Effect of dilutive stock options (000's)(a)           207               557
_______________________________________   _______________   _______________

Weighted average number of diluted
  common shares outstanding (000's)                41,444            41,529
                                          _______________   _______________
                                          _______________   _______________
Basic earnings per share                             0.15              0.06
Diluted earnings per share                           0.15              0.06


(a) Diluted earnings per share is calculated by adjusting outstanding shares, assuming any dilutive effects of stock options.

NOTE 3.
Accounting for Compensation Programs

As at March 31, 2005 the Company had a stock-based compensation plan, which is described in the 2004 Annual Report. Under the transitional provisions prescribed by the Canadian Institute of Chartered Accountants ("CICA"), the Company is prospectively applying the recognition provisions to stock options issued in 2003 and thereafter. The transitional provisions of the CICA are similar to those of the US Financial Accounting Standards Board ("FASB"). To determine the compensation cost, the fair value of stock options is recognized on a straight-line basis over the vesting periods. For stock options granted during the year ended December 31, 2002, the Company is required to make pro forma disclosures of net earnings and basic and diluted earnings per share as if the fair value based method of accounting had been applied.

Accordingly, the Company's net earnings and basic and diluted earnings per share for the periods ended March 31, 2005 and 2004 would have decreased to the pro forma amounts indicated in the following table:

In thousands of US dollars
(Except per share amounts)
                                                      March 31,
For the three months ended                           2005              2004
_______________________________________   _______________   _______________
                                                        $                 $
Net earnings as reported                            6,033             2,291
Add: Stock-based employee compensation
expense included in reported net earnings             455                70

Deduct:  Total stock-based employee
compensation expense determined under fair
value based method                                   (755)             (457)
                                           ______________   _______________
Pro forma net earnings                              5,733             1,904
                                           ______________   _______________
                                           ______________   _______________

Earnings per share:
  Basic - as reported                                0.15              0.06
  Basic - pro forma                                  0.14              0.05
  Diluted - as reported                              0.15              0.06
  Diluted -pro forma                                 0.14              0.05


NOTE 4.
Pension and Post-Retirement Benefit Plans


In thousands of US dollars
                                                      March 31,
For the three months ended                           2005              2004
_______________________________________   _______________   _______________
                                                        $                 $
Net periodic benefit cost for defined
  benefit pension plans                               471               453
                                           ______________   _______________
                                           ______________   _______________

NOTE 5.
Information Included in the Interim Consolidated Statements of Earnings

In thousands of US dollars
                                                      March 31,
For the three months ended                           2005              2004
_______________________________________   _______________   _______________
                                                        $                 $
Depreciation of property, plant and
  equipment                                         7,549             6,612
Amortization of other deferred charges                  7
Amortization of debt issue expenses
  included in financial expenses below                352               511

Financial expenses
  Interest on long-term debt                        5,196             5,911
  Interest on credit facilities                        30               371
  Other                                               573               636
  Interest capitalized to property, plant
    & equipment                                      (150)             (150)
                                          _______________   _______________
                                                    5,649             6,768
                                          _______________   _______________
                                          _______________   _______________

Foreign exchange loss                                 119                50
Investment tax credits recorded as a
  reduction of research and development
  expenses                                             20               154



NOTE 6.
Manufacturing Facility Closure Costs

The Company incurred one-time costs associated with facility closures of $0.6 million during the three months ended March 31, 2005. There were no costs associated with facility closures during the three months ended March 31, 2004.

NOTE 7.
Capital Stock

During the three months ended March 31, 2005, 750 shares at a value of $2,925 were issued to employees who exercised stock options.

During the three months ended March 31, 2004, 115,125 common shares at a value of $970,000 were issued to employees who exercised stock options.

The Company's shares outstanding as at March 31, 2005, December 31, 2004 and March 31, 2004 were 41,237,711, 41,236,961 and 41,060,001 respectively.


Weighted average number of common shares outstanding:

CDN GAAP - Basic           41,237,461      40,971,739
CDN GAAP - Diluted         41,444,870      41,528,581
U.S. GAAP -Basic           41,237,461      40,971,739
U.S. GAAP - Diluted        41,444,870      41,528,581


The Company did not declare or pay dividends during the three months ended March 31, 2005 or the three months ended March 31, 2004.

NOTE 8.
Business Acquisition

In February 2004, the Company purchased for a cash consideration of $5.5 million plus contingent consideration (dependent on business retention), assets relating to the masking and duct tape operations of tesa tape, inc. ("tesa tape"). At the same time, the Company finalized its three-year agreement to supply duct tape and masking tape to tesa tape.

The purchase was accounted for as a business combination and, accordingly, the purchase method of accounting was used. The purchase price was allocated to the assets purchased based on their estimated fair values as at the date of acquisition and included $0.9 million of equipment and $4.6 million of goodwill. The goodwill is deductible over 15 years for income tax purposes. Any contingent consideration paid will be recorded as an increase in goodwill. During the three months ended March 31, 2005, the Company recorded $0.3 million of contingent consideration.

Information Request Form

I would like to o receive or o continue receiving financial information on Intertape Polymer Group Inc.

           Name:  ____________________________________________________
          Title:  ____________________________________________________
           Firm:  ____________________________________________________
        Address:  ____________________________________________________
 Province/State:  ____________________________________________________
Postal Code/Zip:  ____________________________________________________
      Telephone:  ____________________________________________________
            Fax:  ____________________________________________________
         E-mail:  ____________________________________________________

Please send me now on a regular basis. (Please indicate number of copies requested)

o Annual Reports                     Quantity:________________________
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Please indicate your occupation:

o Invesment Dealer          o Analyst
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Please Fax a copy of this page to:
The Secretary
Intertape Polymer Group Inc.
Fax: 941-727-3798

110E Montee de Liesse
Montreal Quebec
Canada, H4T 1N4
Investor Relations
Toll Free: 866-202-4713
www.intertapepolymer.com
itp$info@intertapeipg.com

  Form 52-109FT2 - Certification of Interim Filings during Transition Period


I, Melbourne F. Yull, Chairman of the Board and Chief Executive Officer of INTERTAPE POLYMER GROUP INC./LE GROUPE INTERTAPE POLYMER INC. certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of INTERTAPE POLYMER GROUP INC./LE GROUPE INTERTAPE POLYMER INC., (the "issuer") for the interim period ending March 31, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: April 29, 2005


/s/Melbourne F. Yull
Melbourne F. Yull
Chairman of the Board and Chief Executive Officer

  Form 52-109FT2 - Certification of Interim Filings during Transition Period

I, Andrew M. Archibald, Chief Financial Officer and Secretary of INTERTAPE POLYMER GROUP INC./LE GROUPE INTERTAPE POLYMER INC. certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of INTERTAPE POLYMER GROUP INC./LE GROUPE INTERTAPE POLYMER INC., (the "issuer") for the interim period ending March 31, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings.

Date: April 29, 2005



/s/Andrew M. Archibald
Andrew M. Archibald, C.A.
Chief Financial Officer and Secretary